Exhibit 99.1

Lifezone Metals Operations Update and Half-Year 2024 Financial Results

Kabanga Definitive Feasibility Study Nearing Completion; Expected in September

Webcast Today at 10 AM ET

August 19, 2024

New York (United States) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, and Chief Financial Officer, Ingo Hofmaier, are pleased to provide an update on recent activities at Lifezone’s projects and its H1 2024 unaudited financial results.

Lifezone continues to progress its Kabanga Nickel Project, located in north-west Tanzania, through a strategic partnership with the Government of Tanzania and BHP. Kabanga is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. In addition, Lifezone continues to advance its partnership with Glencore to recycle platinum, palladium and rhodium in the United States.

Highlights:

●	+2 million hours worked at the Kabanga Nickel Project without a lost time injury.

●	Design and engineering completed for the Kabanga Nickel Project Definitive Feasibility Study, which remains on track for completion by the end of September.

o	The Project’s capital and operating expenditures estimates are currently being finalized, based on an initial 1.7 million tonne per year Phase 1, plus additional 1.7 million tonne per year Phase 2 expansion, for a combined 3.4 million tonne per year underground mining operation, concentrator and Hydromet refinery.

o	The Kabanga Nickel Project is expected to be a fully integrated mine-to-metal operation that will enable a fully auditable supply chain with production of refined, LME-grade nickel, copper and cobalt metals in Tanzania.

●	Production of first nickel, copper and cobalt metal cathode samples from Kabanga source material via the semi-continuous Hydromet pilot program at Lifezone’s Simulus Labs in Perth, Australia.

●	Infrastructure build-out in Tanzania continues with notable recent developments, including:

o	Inaugural Standard Gauge Railway service between the port city of Dar es Salaam and the city of Morogoro began in June, and the upgraded rail connecting Morogoro to Tanzania’s capital city of Dodoma was completed in late-July. [1]

o	The Tanzania Electric Supply Company Limited (“TANESCO”) has started generating surplus electricity at the Julius Nyerere Hydro Power Project after switching on Turbine #7 at the facility, located in eastern Tanzania. Once all nine turbines are operational, it is expected to generate ~2.4 gigawatts of green electricity into the national grid.[2]

●	To date, Lifezone has achieved 95% completion of compensation payments to those persons physically and economically displaced by the Kabanga Nickel Project.

●	Pilot work and Feasibility Study for the Phase 1 partnership with Glencore to recycle platinum, palladium and rhodium from spent automotive catalytic converters in the United States is progressing well with planned completion in Q4 2024.

●	Healthy cash position of $63.5 million as at June 30, 2024.

●	Basic and diluted loss per share of $0.14 for H1 2024, compared to basic and diluted loss per share of $0.18 in H1 2023.

Mr. Showalter stated: “Completing the design and engineering phase of the Definitive Feasibility Study for the Kabanga Nickel Project marks a pivotal milestone, bringing us another step closer to our goal of establishing a fully integrated mine-to-metal operation in Tanzania. We are dedicated to continuing our collaboration with BHP and the Government of Tanzania to drive sustainable development and prosperity.”

[1]	https://www.tanzaniainvest.com/transport/inaugural-sgr-train-service-dar-es-salaam-morogoro
[2]	https://www.ippmedia.com/the-guardian/news/local-news/read/tanesco-fields-700mw-surplus-as-jnhpp-switches-on-turbine-7-2024-06-22-040656

More than 2 million hours worked without lost time injury at the Kabanga Nickel Project

Lifezone operates with safety as an ongoing, front-of-mind initiative at every level. Achieving 2 million hours worked without LTI reflects Lifezone’s commitment to create a safe working culture, promoting and implementing comprehensive workplace health and safety measures, which include rigorous monitoring and reporting systems.

Kabanga’s Definitive Feasibility Study progresses towards completion in September

In June, Lifezone completed the design and engineering phase of the Definitive Feasibility Study for the Kabanga Nickel Project, meaning that the Project’s flowsheet parameters and specifications are now final for the Study and not open for additional revisions. This includes the sizing of critical pieces of equipment, such as underground mining fleet, crushers and mills, flotation tanks and autoclaves. With these technical requirements locked in, Lifezone is now focused on reviewing equipment and services suppliers, finalizing the operating cost model and optimizing capital expenditures.

The two-phased development plan for the Kabanga Nickel Project was finalized in Q1 2024 and forms the basis of the mine plan and ultimately the Definitive Feasibility Study. The plan calls for a 1.7 million tonne per year Phase 1 underground mining rate, with an additional 1.7 million tonne per year Phase 2 expansion, for an expected 3.4 million tonne per year operation in the aggregate. Operating cash flows from Phase 1 operations are expected to help cover the capital requirements for Phase 2.

Figure 1: 3D model of the Kabanga Concentrator showing the grinding and flotation circuits and settling tanks. Phase 1 shown in color and Phase 2 in white. The box cut for the underground access portal is shown with terraces into the hillside on the left.

Figure 2: Satellite map with the 3D Model of the Hydromet refinery superimposed, located at the site of Barrick Gold’s past-producing Buzwagi gold mine, near Kahama, Tanzania. Phase 1 shown in color and Phase 2 in white.

Finished nickel, copper and cobalt metal cathode samples produced at Lifezone’s laboratory

As announced in July, Lifezone has produced nickel, copper and cobalt cathode samples via the semi-continuous pilot scale refinery test work underway at the Company’s Simulus Laboratory in Perth, Australia. The metals were produced from flotation concentrate derived from borehole core samples at the Kabanga. This milestone marks the first metal ever produced from Kabanga mineralization since the deposit’s initial discovery in 1975 by the United Nations Development Program.

Figure 3: Nickel, copper and cobalt samples produced by Hydromet from Kabanga source material through pilot test work completed at Lifezone’s laboratory in Perth, Australia.

Tanzanian infrastructure build-out – progress in rail connectivity and clean hydropower generation

Kabanga stands to benefit from significant investments being made into Tanzanian infrastructure. Recently, notable progress was demonstrated in both rail and power.

Rail

Inaugural Standard Gauge Railway service began in June between the port city of Dar es Salaam on the Indian Ocean and the city of Morogoro, covering approximately 300 kilometers. This marked the completion of Phase 1 of the Standard Gauge Rail construction project. The Phase 2 project was completed in late-July, connecting Morogoro to Makutupora, located just outside Tanzania’s capital city of Dodoma, adding another approximately 420 kilometers. The Standard Gauge Rail project is a nation-wide upgrade of the existing metre gauge rail system connecting Dar es Salaam to the city of Mwanza, located on the shore Lake Victoria in northern Tanzania.

Construction of Tanzania’s Standard Gauge Rail is comprised of six total construction phases, with a scheduled end-date in 2026. The Standard Gauge Railway system uses electric locomotives to move trains carrying cargo and passengers that can travel at a speed of 160 kilometers per hour (~100 miles per hour). The Kabanga Nickel Project stands to significantly benefit from this important national project, which will connect the Hydromet refinery at Kahama to the port of Dar es Salaam. The Definitive Feasibility Study will contemplate truck transport of concentrate from the Kabanga site to the Hydromet refinery in Kahama, a distance of approximately 350 kilometers, with the produced refined nickel, cobalt and copper being sent via rail to the port of Dar es Salaam.

Future expansions of the Standard Gauge Rail system could include a branch to the neighboring country of Burundi, which would likely pass near to the Kabanga site and potentially eliminate the need for road haulage between Kabanga and the Hydromet refinery at Kahama.

Figure 4: Map showing the planned Standard Gauge Rail network. Phase 1 Dar es Salaam to Morogoro was completed in June (image source: TanzaniaInvest; Kabanga and Kahama Hydromet Refinery locations added by Lifezone).

Power

The Tanzania Electric Supply Company Limited (“TANESCO”) is now generating surplus electricity at the Julius Nyerere Hydro Power Project after switching on Turbine #7. Under construction since 2019, the Julius Nyerere Hydro Power Project began generating clean hydroelectric power in Q1 2024. It is now nearing completion with a total of nine turbines set to generate approximately 2.4 gigawatts of green electricity into the national power grid.

Figure 5: Aerial view of the Julius Nyerere Hydro Power Project (image source: IPP Media – The Guardian).

Regular access to clean, green and reliable power is important for the Kabanga Nickel Project, with the Julius Nyerere Hydro Power Project being one of three hydroelectric plants that form part of Tanzania’s Power System Master Plan. In addition, there is the 80-megawatt Rusumo Hydroelectric Power Station (commissioned in Q4 2023) and the 88-megawatt Kakono Hydroelectric Power Station (scheduled for late-2028).

As announced in Q1 2024, TANESCO completed construction and installation of a 33-kilovolt power line connecting the Kabanga Nickel Project operations camp to the national power grid. With reliable grid electricity, Kabanga has been able to end its reliance on more emissions-intensive diesel generators.

Figure 6: Map showing the locations of the Julius Nyerere Hydro Power Project (2.4 gigawatts; Turbine #7 recently commissioned), Rusumo Hydroelectric Power Station (80 megawatts) and Kakono Hydroelectric Power Station (88 megawatts; expected 2028).

Close collaboration with all Kabanga Nickel Project partners and stakeholders continues

Key to moving the Kabanga Nickel Project forward is close collaboration amongst all project partners and stakeholders. To this end, regular meetings have been held between Lifezone, BHP and the Government of Tanzania from May to finalize the Joint Financial Model. This is based on the technical parameters determined through the Definitive Feasibility Study, and forms the basis of the sharing of the economic benefits between Lifezone and BHP, as the funding shareholders, and the Government of Tanzania – as outlined in the Framework Agreement signed in January 2021. It is also the basis for the valuation of BHP’s potential T2 option earn-in post Definitive Feasibility Study completion.

The Government of Tanzania has a 16% free-carried interest, while BHP currently has a 14.3% indirect interest in the Kabanga Nickel Project with an option increase its indirect ownership to 51% following completion of the Definitive Feasibility Study and the Joint Financial Model.

Figure 7: Map showing the location of the Kabanga Special Mining Licence area.

Compensation payments largely completed to those persons affected by the Kabanga Nickel Project

With the future construction of the Kabanga Nickel Project, within the Special Mining Licence 349 local households will be physically impacted (i.e., houses and land title impacted) and 990 will likely be economically impacted (i.e., land title impacted). In 2023, Lifezone worked proficiently to update and improve a previous 2013 Relocation-Resettlement Action plan, and the Lifezone Resettlement Action Plan was submitted to the Tanzanian Ministry of Minerals in August 2023.

By the end of 2023, Lifezone achieved key resettlement milestones, including obtaining the Tanzanian Chief Government Valuer sign-off on the compensation schedule and valuation for land acquisition and relocation.

The initiation of compensation payments to affected households commenced on November 6th, 2023, and payments are 95% complete to date, with the aim to complete the remaining affected households as soon as possible. To date, a total of TZS 26.7 billion (US$10.5 million) was paid to 1,260 affected households. Our community team is actively engaged in identifying and supporting community members who have not received their payments, often related to missing documentation. The completion of compensation payments will give Lifezone legal surface title to the entire ~4,300 hectares of the Kabanga Special Mining Licence area.

In June, the resettlement model houses showcase began, and five model houses have been built following discussions with affected persons. Households that will be physically displaced by the Kabanga Nickel Project are entitled to select from one of two different styles of replacement house. Those who will be affected have participated in a process of balloting for preferred resettlement sites, as well as selecting and influencing the housing materials, structures and design. Feedback following the initial showcase is being addressed ahead of final construction and relocation. Lifezone will build approximately 410 new houses for resettlement at land selected in cooperation with government and local working groups.

Figure 8:Residents of Nyabihungo in Rwinyana village, visited the Mukubu Model House in Muganza Ward - June 2024.

Figure 9: An exclusive feedback session on the model houses with women who will be physically affected by the Kabanga Nickel Project, hosted in Nangeli, Rwinyana - July 2024.

Sustainability is a foundational consideration in all decisions taken by Lifezone

Lifezone’s sustainability strategy encompasses all global operations, including Tembo Nickel (Lifezone’s Tanzanian subsidiary), Lifezone Asia-Pacific and its subsidiary operations (in Perth, Australia), Lifezone Recycling (USA) and Lifezone’s corporate office in London. The primary focus has been on the environmental, social and development plans at the Kabanga Nickel Project.

In Tanzania, our shared goal is for in-country beneficiation, enabling Tanzania to achieve value creation and realize benefits from the full supply chain: from mining through to finished metal. With the application of Lifezone’s Hydromet Technology, the Kabanga Nickel Project is expected to produce a greener, cleaner metal product in Tanzania, by Tanzanians. Recent sustainability-related highlights include:

●	Early implementation of Sustainability Accounting Standards Board reporting, focusing on data gathering for the most relevant and material sustainability impacts.

●	Continued monitoring of sustainability-linked risks and identification of opportunities.

●	Lifezone has engaged Minviro Ltd. – a leading Life Cycle Assessment consulting firm, based in London, UK – to conduct a Life Cycle Assessment of the Kabanga Nickel Project utilising the data derived from the Feasibility Study. This will involve an analysis of the various project impacts, from planned extraction through to the production of finished metals. Additionally, Minviro will conduct a second Life Cycle Assessment of our planned platinum, palladium and rhodium recycling project in the US. The goal is to complete both Life Cycle Assessments in early 2025.

●	The 2024 Social Investment and Corporate Social Responsibility plan for Kabanga was completed in Q2 2024 and has been submitted to the District Council in July 2024, with the signing ceremony planned for Q3 2024. This year’s Plan continues to specifically focus on health and education in project affected communities.

●	The Tanzanian National Environment Management Council visited the Kabanga Nickel Project in June as part of their review of the Environmental Impact Assessment for proposed developments within the designated resettlement sites. Receipt of the approved Environmental Impact Assessment for resettlement is expected in Q3 2024.

●	Eight water boreholes were drilled and completed at the resettlement sites, which have confirmed sufficient clean water is available for community use. Initial testing has indicated high water quality, and sampling and monitoring remains ongoing.

●	The Local Skills and Supplier Mapping Roadshows completed in 2023 have provided Lifezone with a database of local skills and service providers within neighboring communities. Through the active use of this database, Lifezone has engaged and employed +420 local short-term workers in H1 2024. As a specific example, Lifezone facilitated a contract between two local farming cooperatives and the principal food vendor for the Kabanga camp.

Figure 10: Members of the Abashirahamwe Group Ltd., a local company from Bugarama Village, one of three business startups that have been supported by the Kabanga Nickel Project and provides goods and services to the Project.

Figure 11:Attending to the tree-nurseries at Ndovu Camp. Once matured, these trees will be used to rehabilitate completed exploration drill pads.

Figure 12: Lifezone’s Chief Operating Officer Gerick Mouton and members of the Lifezone team visiting a local café, Shuku Catering & Bar, that was recently constructed by a person that will be physically displaced by the Kabanga Nickel Project using proceeds from their resettlement compensation.

Figure 13: Elivila Frederick, from Rwinyana Village, Bugarama Ward, working on camp upgrades at the Kabanga Nickel Project - July 2024.

Figure 14: Digna Isdory, Senior Environmental Officer, instructing Rwinyana Primary School students on the correct way to plant trees – June 2024.

Healthy Financial Position

As of June 30, 2024, Lifezone Metals had unaudited interim consolidated cash and cash equivalents of $63.5 million, a decrease of $16.1 million from $79.6 million as of March 31, 2024. The decrease reflects cash usage of $21.0 million, partially offset by $4.9 million of proceeds from the 2024 convertible debenture placement that were received in April.

As of June 30, 2024, a total of $10.4 million was spent on compensation payments for those households that will be physically or economically displaced by the Kabanga Nickel Project. This activity started in November 2023, with $2.2 million spent to December 31, 2023 and $8.2 million spent from January 1, 2024 to June 30, 2024, resulting in 94% of the compensation payments completed by the end of Q2 2024. Since H1, an additional compensation payment has been made and as of August 19, 2024, total compensation since initiation amounted to $10.5 million, taking compensation payments to 95% complete.

TODAY: webcast with Lifezone’s senior management at 10 AM ET

The Company invites shareholders, investors, and members of the media to join the executive team for a virtual presentation and discussion of Lifezone’s recent activities, H1 financial statements and outlook. The presentation will be followed by a Q&A session where participants can engage directly with senior management.

Event details:

●	Date: Monday, August 19, 2024

●	Time: 10:00 AM Eastern Time

●	Location: Location: Virtual (please click the webcast registration link).

The presentation slides will be available on Lifezone’s website. The webcast will be archived and accessible for replay for a limited time after the event.

Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com
Media Enquiries David Petrie Manager: Corporate Communications david.petrie@lifezonemetals.com

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About Lifezone Metals

At Lifezone Metals (NYSE: LZM), our mission is to provide cleaner and more responsible metals production and recycling. Using a scalable platform underpinned by our Hydromet Technology, we offer the potential for lower energy, lower emission and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing with our Hydromet Technology, we are working to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets, to empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel. A Definitive Feasibility Study for the project is due for completion in Q3 2024.

Through our US-based, platinum, palladium and rhodium recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover platinum group metals from responsibly sourced spent automotive catalytic converters in a cleaner and more efficient way than conventional smelting and refining methods.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries.

Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions; global inflation and cost increases for materials and services; reliability of sampling; success of any pilot work; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against the Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; expectations regarding product and technology development and pipeline; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; our ability to comply with applicable laws and regulations; stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC).

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.

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